SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D/A

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 18)*



                            ESC Medical Systems Ltd.
                                (Name of Issuer)

                  Ordinary Shares, NIS 0.10 par value per Share
                         (Title of Class of Securities)

                                    M40868107
                                 (CUSIP Number)

                             Edward Klimerman, Esq.
                                  RubinBaum LLP
                        30 Rockefeller Plaza, 29th Floor
                            New York, New York 10112
                                 (212) 698-7700
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                 August 28, 2000
             (Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |_|

CUSIP No.                          SCHEDULE 13D                      Page 2 of 4
M40868107

________________________________________________________________________________
1    NAME OF REPORTING PERSON S.S. OR
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

     Arie Genger

________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [X]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*

     WC, PF, OO

________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]


________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States and Israel

________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF         2,522,258(1)(3)

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    4,000(2)(3)
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         2,522,258(1)(3)

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    4,000(2)(3)

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,526,258(1)(2)(3)

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     9.1%

________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

     IN

________________________________________________________________________________

(1) Includes, in addition to Mr. Genger's personal holdings, 2,171,048 shares held by corporations controlled directly or indirectly by Mr. Genger, currently exercisable stock options for 250,000 shares held by Mr. Genger and 40,000 shares owned by a trust for the benefit of a minor child of a third party of which Mr. Genger is sole trustee, as to which trust Mr. Genger disclaims beneficial ownership.

(2) Consists of 4,000 shares beneficially owned by Mr. Genger's spouse, as to which he disclaims beneficial ownership.

(3) Does not include 3,000 shares beneficially owned by a trust for a minor child of Mr. Genger, as to which Mr. Genger has no voting or investment control.

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE AND THE SIGNATURE ATTESTATION.

     This Amendment No. 18 (the "Amendment") amends and supplements the Schedule 13D filed on October 9, 1998, as previously amended and restated by Amendment No. 1, filed on March 12, 1999 and further amended by Amendment No. 2 filed on March 23, 1999, Amendment No. 3 filed on March 26, 1999, Amendment No. 4 filed on April 15, 1999, Amendment No. 5 filed on April 20, 1999, Amendment No. 6 filed on May 11, 1999, Amendment No. 7 filed on May 13, 1999, Amendment No. 8 filed on May 21, 1999, Amendment No. 9 filed on June 2, 1999, Amendment No. 10 filed on June 3, 1999, Amendment No. 11 filed on June 16, 1999, Amendment No. 12 filed on June 17, 1999, Amendment No. 13 filed on June 18, 1999, Amendment No. 14 filed on June 21, 1999, Amendment No. 15 filed on June 22, 1999, Amendment No. 16 filed on June 24, 1999 and Amendment No. 17, filed on August 8, 2000 (the "Schedule 13D"), on behalf of Mr. Arie Genger ("Genger" or the "Reporting Person"). The Schedule 13D, as previously amended, was, and the Amendment is being, filed with respect to the Ordinary Shares, par value NIS 0.10 per share (the "Shares"), of ESC Medical Systems Ltd., a company incorporated in the State of Israel (the "Company").

Item 5. Interest in Securities of the Issuer.

     Item 5 of the Schedule 13D is hereby amended and supplemented as follows:

     Reference is made to the information contained in Items 7-13 of the Reporting Person's cover page for the updated aggregate number and percentage of total outstanding shares beneficially owned by the Reporting Person. The percentages are based upon 27,629,017 Shares outstanding as of August 10, 2000, as reported in the Company's Quarterly Report on Form 10-Q for the Quarter ended June 30, 2000.

     During the 60 days preceding the filing of this Amendment, the Reporting Person, through a controlled corporation using general corporate funds, purchased an additional 4,000 Shares in the open market (on NASDAQ) at a price per Share of $17.9375 (before commissions). 1,000 of the Shares were purchased on September 22, 2000 and 3,000 were purchased on September 26, 2000.

     See Item 6 below for a description of certain rights of a bank lender with respect to those Shares of the Reporting Person held by one of his controlled corporations.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     Item 6 of the Schedule 13D is hereby amended and supplemented as follows:

     Pursuant to a Loan Agreement, dated as of August 24, 2000 (the "Loan Agreement"), between TPR Investment Associates, Inc., a Delaware corporation controlled by Genger ("TPR"), and Bank Hapoalim B.M., an Israeli banking corporation acting through its New York Branches (the "Bank"), on August 28, 2000 the Bank loaned TPR $25,000,000 (the "Loan"). The Loan matures on August 28, 2005, bears interest based on six month LIBOR, and is secured by, among other things, a security interest in 1,962,847 Shares (7.1% of the outstanding Shares; the "Pledged ESC Shares") owned and pledged (the "Pledge") by ES Holdings USA Inc., a Delaware corporation ("ES"). ES is an indirect wholly-owned subsidiary of TPR. Substantially all of the proceeds of the Loan were contributed to subsidiaries of TPR for general corporate purposes and working capital.

     The Loan Agreement provides, among other things; for prepayment of the Loan if TPR fails to maintain sufficient collateral to secure the Loan; that the Pledged ESC Shares may only be sold at a price per share which exceeds a certain minimum amount; that in the event of such sales the Loan must be prepaid in part or in full; and that in addition to interest and other fees, generally TPR is required to pay to the Bank during the term of the Loan certain amounts based on increases in value of the shares at certain times.

     Pursuant to the Pledge, among other things, as long as no Default (as defined in the Loan Agreement) exists, ES is entitled to exercise all voting rights pertaining to the Pledged ESC Shares.


                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 4, 2000

                                                  /s/ Arie Genger
                                                  ---------------------
                                                  Arie Genger